Exhibit 99.1

Nomad Foods Announces $300 Million Share Repurchase Program

FELTHAM, England – March 13, 2020 - Nomad Foods Limited (NYSE: NOMD) today announced that its Board of Directors has approved a new share repurchase authorization of up to $300 million which, based on yesterday’s closing price of $15.58, represents approximately 9% of the company’s market capitalization. Acquisitions pursuant to the stock repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the company's discretion, as permitted by securities laws and other legal requirements.

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “Recent market dislocations have presented a unique opportunity for us to deploy available capital to generate compelling and accretive returns for our shareholders. This authorization reflects the Board’s confidence in the health, growth prospects and free cash flow profile of our business. Importantly, today’s announcement does not preclude us from pursuing our M&A agenda. We remain actively engaged on several potential transactions and believe we have the financial capacity to both repurchase shares and acquire attractive food businesses while maintaining a prudent leverage profile.”

In connection with the share repurchase program, the company may enter into Rule 10b5-1 trading plans. A Rule 10b5-1 trading plan would generally permit the company to repurchase shares at times when it might otherwise be prevented from doing so under certain securities laws. There can be no assurance as to the amount, timing or prices of repurchases, if any. The specific timing and amount of repurchases will vary based on market conditions and other factors. The share repurchase program may be modified, extended or terminated by the Board of Directors at any time.

About Nomad Foods
Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. The company's portfolio of iconic brands, which includes Birds Eye, Findus, Iglo, Aunt Bessie's and Goodfella's, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com

Forward Looking Statements
Certain statements in this announcement are forward-looking statements which are based on the company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the company’s expectations regarding its share repurchase program and M&A agenda, in each case, including its financial capacity to engage in both while maintaining a prudent leverage profile. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) the trading price of the company’s ordinary shares, which may be positively or negatively impacted by the repurchase program, market and economic conditions, the availability of shares, the company’s financial performance or determinations following the date of this announcement in order to use the company’s funds for other purposes; (ii) availability of sufficient financial capacity for the company to successfully make acquisitions and also engage in share repurchases; (iii) availability of debt and equity financing under favorable terms, if needed; (iv) uncertainty about the terms of the trade agreement between the United Kingdom and the European Union associated with Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the company’s business; (v) economic conditions that may affect the company’s future performance; and (vi) the other risks and uncertainties disclosed in the company’s public filings and any other public disclosures by the company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the company does not undertake any obligation to update or revise publicly any forward looking statements, whether as a result of new information, future events or otherwise.

Exhibit 99.1

Nomad Foods Contacts

Investor Relations Contacts
Taposh Bari, CFA Nomad Foods Limited
+1-718-290-7950

John Mills ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros
Gladstone Place Partners
+1-212-230-5930

Investor Relations Contacts
Taposh Bari, CFA Nomad Foods Limited
+1-718-290-7950

John Mills ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros
Gladstone Place Partners
+1-212-230-5930